UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 8, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS -

PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Jeffrey Crystal, an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) Jeffrey Crystal	March 8, 2018
Name: Jeffrey Crystal	Date:
Title: Chief Financial Officer

Reporting Issuer Name:	Intertape Polymer Group Inc.

End of date of previous financial year:	December 31, 2017

Type of Reporting Issuer:	☒ Class 1 reporting issuer ☐ Class 3B reporting issuer

Highest Trading Marketplace:	Toronto Stock Exchange

Market value of listed or quoted equity securities

Equity Symbol	ITP

1st Specified Trading Period	January 1, 2017		to	March 31, 2017

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace				$23.38	(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				59,125,335	(ii)

Market value of class or series	(i	) x (ii)		$1,382,350,332	(A)

2nd Specified Training Period (dd/mm/yy)	April 1, 2017		to	June 30, 2017

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace				$24.69	(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				59,287,210	(iv)

Market value of class or series	(iii	) x (iv)		$1,463,801,215	(B)

3rd Specified Trading Period (dd/mm/yy)	July 1, 2017		to	September 30, 2017

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace				$18.20	(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				58,871,710	(vi)

Market value of class or series	(v	) x (vi)		$1,071,465,122	(C)

4th Specified Trading Period (dd/mm/yy)	October 1, 2017		to	December 31, 2017

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace				$21.49	(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period				58,799,910	(viii)

Market value of class or series	(vii	) x (viii)		$1,263,610,066	(D)

5th Specified Trading Period (dd/mm/yy)	N/A	to		N/A

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace			$		(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period					(x)

Market value of class or series	(ix) x (x)		$		(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))				$1,295,306,684	(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:				$0.00	(2)

(Provide details of how value was determined)

Capitalization for the previous financial year	(1	) + (2)		$1,295,306,684

Participation Fee				$28,000

Late Fee, if applicable			$

Total Fee Payable (Participation Fee plus Late Fee)				$28,000